SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2005

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No  X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2005 regarding joint venture between STMicroelectronics and Hynix Semiconductors.

PR No. C1639C

Hynix and STMicroelectronics Lay First Stone for
Memory Manufacturing Fab in China

The new fab will position ST and Hynix to better meet the growing demands of their customers in China and around the world

Geneva, Switzerland, and Seoul, Korea, April 28, 2005 — Following the announcement on November 16, 2004, of the signing of a joint venture agreement between two of the world’s largest semiconductor manufacturers, STMicroelectronics (NYSE:STM) and Hynix Semiconductors (Bloomberg: 000660 KS), the companies today laid the first stone at the site of their front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China, in the presence of high-level municipal, regional, and state officials of China and Korea.

The new fab, which will manufacture both DRAM and NAND Flash memories, is a logical extension of the existing successful manufacturing relationship between Hynix and ST and will provide both companies with front-row access to the rapidly growing Chinese market. It will also position ST to better serve its key customers, especially in the Telecom and Consumer markets, allowing delivery of complete memory, multimedia processor, and system solutions in single packages, with leading-edge technologies and cost-competitive products. In particular, the new fab will give ST access to high performance, low-cost DRAM chips, further enhancing its world-leading capabilities in delivering MCP (Multi Chip Package) stacked memories and SiP (System-in-Package) solutions. The Joint Venture is expected to be a firm base for Hynix’s long-term competitiveness as the Company will be able to secure 12-in. manufacturing facilities with a minimum investment, utilize a cost effective manufacturing environment and maintain its leading position in the fast-growing Chinese market. The new semiconductor fab will also provide another global manufacturing facility to Hynix that will resolve trade issues including countervailing duties imposed on the Company’s products in the U.S. and Europe.

Ideally sited in Wuxi City, two hours from China’s most cosmopolitan and advanced city, Shanghai, the location features access to a large and highly-skilled labor pool, a robust and well-developed infrastructure, and room for expansion.

At the new fab site, an 8-in. wafer line is scheduled to begin production by the end of this year, initially with a stable manufacturing process transferred from Hynix’ existing fabs in Korea. Shortly thereafter, a 12-in. wafer line will begin production in late 2006. Each line will supplement the world-class capabilities of both companies with extremely cost-competitive manufacturing capacity in the world’s fastest growing semiconductor and electronics market.

The Chinese market is currently about 15% of the worldwide semiconductor market and is projected to grow at an annual rate of more than 20% through 2008.

“With this Joint Venture, STMicroelectronics is further reinforcing its strong integrated presence in the world’s most exciting semiconductor market. Building on the successful collaboration that Hynix and ST have already achieved in process and product developments that serve out complementary interests, this new venture in Wuxi City will make ST, which is already the second largest semiconductor supplier in China, even more competitive both here and around the world,” said Carlo Bozotti, President and CEO of STMicroelectronics.

“Hynix Semiconductor has obtained solid footing to be a global memory manufacturer as we have established a global manufacturing network that connects Korea, the United States and China. Through the Joint Venture, Hynix believes the cooperative relationship between ST, Wuxi and Hynix will be further strengthened, and the new fab will be mutually beneficial for each party’s long-term growth,” said Eui-Jei Woo, Chairman and CEO of Hynix Semiconductor.

The total investment planned for the project is US$2 billion. It will be financed with equity from both partners (Hynix 67%, ST 33%), US$250M of long-term debt from ST, as well as a financing package from Chinese local financial institutions, which will involve debt and a long leasehold. ST and Hynix are in the process of securing the required governmental approvals and financing package. In 2005, the equity investment from ST and Hynix is expected to teach around US$375 million, split on a 1/3 – 2/3 basis.

About Hynix
Hynix Semiconductor Inc. (“HSI”) of Ichon, Korea, is the world’s top tier memory semiconductor supplier offering Dynamic Random Access Memory chips (“DRAMs”), Static Random Access Memory chips (“SRAMs”), and Flash memory chips to a wide range of established, international customers. The Company’s shares are traded on the Korea Stock Exchange, and the Global Depositary Shares are listed on the Luxembourg Stock Exchange. Further information about Hynix is available at www.hynix.com.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics Media Contacts
Joanne Tan
Director, Corporate Communications Asia Pacific
Tel  : +65 6216 5522
Fax  : +65 6427 6410
Email  : joann.tan@st.com

STMicroelectronics
Maria Grazia Prestini
Director, Corporate Media Relations
Tel: +41.2.29.29.69.45
Email: mariagrazia.prestini@st.com

Financial Dynamics
Emma Rutherford
Tel: + 33 147 03 68 10
Email : Emma.Rutherford@fd.com

Hynix
Ah-Young Kim
Manager, Corporate Communications
Tel : +82 2 3459 5355
Fax : +82 2 3459 5333
Email : ahyoung.kim@hynix.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date: April 29, 2005	By:	/s/ CARLO FERRO
Name: Carlo Ferro Title: Executive Vice President and Chief Financial Officer

Enclosure: A press release dated April 28, 2005 regarding joint venture between STMicroelectronics and Hynix Semiconductors.